

January 27, 2015

Via E-mail
Wayne S. Deveydt
Executive Vice President and
Chief Financial Officer
Anthem, Inc.
120 Monument Circle
Indianapolis, IN 46204

      Re: Anthem, Inc.
              Form 10-Q for the Quarterly Period Ended September 30, 2014
              Filed October 29, 2014
              File Number: 001-16751

Dear Mr. Deveydt:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief